Exhibit 21.1

LIST OF SUBSIDIARIES OF QUADRA REALTY TRUST, INC.

Name	Jurisdiction of Incorporation or Formation

Quadra TRS, Inc.	Maryland

Quadra QRS, LLC	Maryland

Quadra QRS II, LLC	Maryland

1